                                                                    Exhibit 99.1

                                 [SUNTECH LOGO]

           SUNTECH POWER REPORTS THIRD QUARTER 2006 FINANCIAL RESULTS

- THIRD QUARTER TOTAL NET REVENUE WAS UP 27.2 % SEQUENTIALLY AND 187.8% YEAR-OVER-YEAR TO $163.0 MILLION. NON-GAAP(1) SUNTECH GROUP NET INCOME GREW 11.7% SEQUENTIALLY AND 164.5% YEAR-OVER-YEAR TO $32.8 MILLION, OR $0.21 PER NON-GAAP DILUTED AMERICAN DEPOSITORY SHARE (ADS).

- EXCLUDING NEWLY ACQUIRED MSK, SUNTECH'S THIRD QUARTER TOTAL NET REVENUE WAS UP 15.9% SEQUENTIALLY AND 162.2% YEAR-OVER-YEAR TO $148.5 MILLION. NON-GAAP NET INCOME EXCLUDING MSK GREW 13.5% SEQUENTIALLY AND 168.8% YEAR-OVER-YEAR TO $33.3 MILLION, OR $0.22 PER NON-GAAP DILUTED ADS.

- SUNTECH EXCLUDING MSK INCREASED ANNUALIZED PV CELL PRODUCTION CAPACITY FROM 210MW TO 270MW.

- CONSTRUCTION COMMENCED AT THE COMPANY'S PHASE II FACILITY IN WUXI WHICH IS EXPECTED TO ACCOMMODATE UP TO 1,000MW FUTURE PRODUCTION CAPACITY.

- BUILDING UPON ITS 180 MICRON THICK WAFER PRODUCTION CAPABILITIES, SUNTECH MADE ADVANCES IN PRODUCTION TECHNOLOGY CAPABLE OF UTILIZING 150 MICRON THICK WAFERS.

- SUNTECH AND THE UNIVERSITY OF NEW SOUTH WALES SIGNED A NEW $1.2 MILLION COLLABORATIVE RESEARCH AGREEMENT THROUGH 2007 WITH A $3 MILLION EXTENSION THROUGH 2010.


WUXI, CHINA, NOVEMBER 20, 2006 -- Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world's leading manufacturers of photovoltaic (PV) cells and modules, today announced total net revenue for the third quarter 2006 of $163.0 million and net income for the same quarter of $28.7 million, or $0.19 per diluted


-----
(1) All non-GAAP measures exclude share-based compensation expenses and the amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation as of August 11, 2006. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management's use of non-GAAP information below.

American Depository Share (ADS). Non-GAAP Group net income for the third quarter 2006 was $32.8 million, or $0.21 per non-GAAP diluted ADS.

"Suntech experienced another quarter of strong growth in our core business within a silicon constrained environment. We continued to outpace our production capacity expectations through increased silicon purchases in the spot market and we achieved broad sales wins and expanded market share in our increasingly diverse PV markets," said Dr. Zhengrong Shi, Suntech's Chairman and CEO.

Dr. Shi added, "The long-term silicon wafer supply agreements we recently entered into are favorably priced relative to spot market prices. In fact, in 2007 a majority of our silicon supply is expected to come from our multiple long-term silicon supply agreements. This will help ensure that Suntech achieves its growth objectives and will enhance Suntech's competitiveness and profit leadership as PV module prices are reduced in the future."

Commenting on MSK Corporation's results, Dr. Shi said, "MSK's results were lower than our expectations as they experienced an unexpected shortfall in PV cell supplies during the quarter and moved to GAAP standard accounting methods. Looking forward, increased integration of Suntech's operations into MSK's production is expected to facilitate significant increases in MSK's profitability as we expand sales of high margin BIPV products in MSK's key geographies, particularly Japan and Europe."

Dr. Shi noted that the Company anticipates achieving key milestones of its 180-day MSK integration plan earlier than scheduled. Synergies are expected to be realized from alignment of sales and marketing initiatives, sales channels and customer bases, as well as cost reduction from consolidation of back-office functions and sharing of best practices in production and R&D. Areas of early progress include refining marketing strategies, joint sales channel initiatives, implementing the Sarbanes-Oxley audit project and the installation of Suntech's ERP system at MSK.

ADDITIONAL BUSINESS HIGHLIGHTS

- The majority of Suntech's silicon supply in 2007 is expected to come from multiple long-term silicon supply agreements with an average wafer cost measurably below 2006 current spot market prices. Suntech has secured multi-year silicon wafer supply agreements set to begin in 2007 with MEMC, REC and several leading China-based silicon suppliers.

- Suntech continued to execute upon its long term strategy of diversifying sales among various geographical regions and distributors. During the third quarter of 2006, sales to Spain grew to 11.6% of total sales for the quarter, compared with 9.6% in the second quarter of 2006. In addition, Suntech continued to build relationships with key distributors in the United States and recently secured a multi-year contract to supply PV modules with an aggregate output of up to 24.5MW.

- Suntech is on track to begin construction in early 2007 on manufacturing and R&D facilities in Shanghai to produce new thin film solar technologies and value-added PV solutions. These facilities are expected to begin ramping up production in 2008 with a capacity of 20MW to 40MW.

- In October 2006, Suntech continued to expand its system integration presence in China with the establishment of Shenzhen Suntech, which has already secured initial commitments for several solar power grid integration projects.

- Suntech's CEO Dr. Shi established the China Solar Photovoltaic Suntech Prize, an annual award to honor engineers, scientists, entrepreneurs and government officials who have made substantial contributions to the development of China's PV industry.

- Suntech's CTO Dr. Stuart Wenham received the 2006 World Technology Award in recognition of innovation for Suntech's special semiconductor finger technology that Dr. Wenham architected. This follows the award granted by the 15th International PV Science and Engineering Conference to Dr. Shi in 2005 for outstanding promotion of international science and engineering.

THIRD QUARTER 2006 GROUP RESULTS

INCOME STATEMENT SUMMARY (IN $ MILLIONS, EXCEPT FOR PER ADS DATA)

                              Suntech Group     Suntech Group     Suntech Non-GAAP
                                   GAAP           Non-GAAP          Excluding MSK
                              -------------     -------------     ----------------
Net revenues                      163.0             163.0               148.5
Gross profit                       37.2              38.0                38.6
Income from operations             25.3              29.8                31.6
Net income                         28.7              32.8                33.3
Net income per diluted ADS        $0.19             $0.21               $0.22

SUNTECH GROUP RESULTS FOR THE THIRD QUARTER OF 2006 EXCLUDING MSK

Suntech Group's net revenues excluding MSK for the third quarter of 2006 were $148.5 million, an increase of 15.9% sequentially and 162.2% year-over-year. Excluding MSK, Suntech recorded a non-GAAP gross profit of $38.6 million, representing an increase of 5.4% over the second quarter of 2006 and 122.9% over the third quarter of 2005. Non-GAAP gross margin excluding MSK, for the third quarter of 2006 was 26.0%, compared with 28.6% in the second quarter of 2006 and 30.6% in the third quarter of 2005. Gross margins excluding MSK in the third quarter 2006 decreased primarily due to the increase in the cost of silicon as Suntech purchased additional silicon from the spot market in order to accelerate production and expand its market share. Excluding MSK, Suntech's non-GAAP income from operations for the third quarter of 2006 was $31.6 million and the operating margin for the quarter was 21.3%, compared with 24.2% in the second quarter of 2006 and 24.8% in the third quarter of 2005. Additional operating expenses were incurred during the quarter to broaden the geographical sales regions and further the MSK integration. Excluding MSK, non-GAAP net income attributable to holders of ordinary shares for the third quarter of 2006 was $33.3 million, or $0.22 per non-GAAP diluted ADS.

BREAKDOWN OF THIRD QUARTER 2006 NET REVENUES (EXCLUDING MSK) (IN $ MILLIONS)

                                    Q3 2006
                                      US$           % of Q3 2006      Growth vs. Q3     Growth vs. Q2
                                 (in millions)      Net Revenues          2005               2006
                                 -------------      ------------      -------------     -------------
PV Cells                               39.9             26.8              185.4              14.7
Standard PV Modules                   107.9             72.7              156.0              16.9
PV System Integration, BIPV
  and Others                            0.7              0.5               43               -35.0
Total                                $148.5            100.0%            +162.2%            +15.9%

Suntech excluding MSK shipped 40.0MW of PV cells and modules during the quarter; average sales prices for PV cells and PV modules were $3.34 and $3.86 per watt, respectively, compared with $3.22 and $3.78 per watt, respectively, in the second quarter of 2006 and $3.10 and $3.34, respectively, in the third quarter of 2005.

SUNTECH GROUP CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2006 INCLUDING MSK

Suntech Group's non-GAAP gross profit for the third quarter of 2006 was $38.0 million and the non-GAAP gross margin was 23.3%. Non-GAAP income from operations for the third quarter of 2006 was $29.8 million and the non-GAAP operating margin was 18.3%.

As of September 30, 2006, Suntech had cash and cash equivalents of $314.2 million compared with $312.8 million at the end of the second quarter of 2006. Short term debt rose to $212.7 million at the end of the third quarter of 2006 from $82.8 million at the end of the second quarter of 2006 primarily as a result of the $100 million bridge loan obtained in connection with the MSK acquisition. The ongoing short term debt is related to transactions made by the Company to address issues relating to foreign currency controls of the PRC Renminbi. Capital expenditures were $15.7 million in the third quarter of 2006 which were primarily related to production capacity expansion.

NEW SENIOR HIRES

- Mr. Steven Chan joined Suntech in September 2006 as its Vice President of Business Development. Mr. Chan's responsibilities include heading the investor relations function as well as focusing on key corporate initiatives such as strategic partnerships, investments and mergers and acquisitions. Prior to joining Suntech, Mr. Chan worked at CDC Corp., most recently serving as its Acting CEO and General Counsel. Prior to that, Mr. Chan was a New York-qualified corporate attorney with Morrison & Foerster LLP and Milbank, Tweed, Hadley & McCloy LLP. Mr. Chan graduated from the University of California at Berkeley and also received a JD law degree from the Boston College Law School.

- Ms. Vivian Chan joined Suntech in November 2006 as Financial Controller of MSK. Before joining MSK, Ms. Chan was Financial Controller at Dell Japan. Ms. Chan has more than 15 years experience in areas including Sarbanes Oxley compliance, GAAP, corporate governance, internal audit, business planning and financial reporting. Ms. Chan was also an auditor with Deloitte. Ms. Chan graduated from the Chinese University of Hong Kong and is a fellow member of the ACCA.

- Mr. YK Chang joined Suntech in September 2006 as Director of Operations/Production. Mr. Chang's responsibility is to focus on ensuring that the production teams meet Suntech's capacity growth objectives. He brings with him rich experience in industrial production management including plant layout, production control planning, productivity monitoring, and quality control measures. Prior to joining Suntech, Mr. Chang acted as Operations Director for Pentex-Schweizer Circuits for over 16 years. Mr. Chang received certificates and diplomas in Mechatronics, Industrial Management and Mechanical Engineering.

- Mr. Zhi Hao joined Suntech as Investment Controller in September 2006. Mr. Hao was previously a Senior Manager with PricewaterhouseCoopers Corporate Finance in Singapore, specializing in financial advisory on cross-border M&A and capital market transactions. From 2003 to 2005, Mr. Hao was a Manager with Daiwa Securities SMBC Singapore, and from 2002 to 2003, he served as an Investment Analyst with Kim Eng Securities in Singapore. Mr. Hao received an MBA degree from the National University of Singapore.

ANNUAL GENERAL MEETING

Suntech will convene its annual general meeting of shareholders on December 22, 2006. Ordinary shareholders of record as of November 10, 2006 will be entitled to attend the meeting.

OUTLOOK FOR FOURTH QUARTER 2006

Based on current operating and other conditions, Suntech expects its total net revenue, excluding MSK, in the fourth quarter 2006 to be in the estimated range of $166 million to $170 million, representing year-over-year growth of 87% to 91%.

Suntech expects its total production output, excluding MSK, to be in the estimated range of 45MW to 46MW in the fourth quarter of 2006 and 250MW for the full year 2007.

In the fourth quarter 2006, MSK is expected to contribute $60 to $64 million, or approximately 27% to Suntech's total net revenue, and production output to be in the estimated range of 14MW to 15MW. In 2007, the Company expects the volume of PV modules shipped by MSK to be flat to down as it focuses on growing the sales of MSK's higher value-added BIPV products.

CONFERENCE CALL INFORMATION

Suntech's earnings announcement conference call will take place on November 20, 2006 at 8:00 a.m., Eastern Time, which corresponds to November 20, 2006 at 9:00 p.m., Beijing/Hong Kong time. To access the conference call, please dial +1 617 213 8845 (for U.S. callers) or +852 3002 1672 (for international callers) and ask to be connected to the Suntech earnings conference call.

A live webcast of the conference call will be available on the investor relations section of Suntech Power's website at http://www.suntech-power.com.

A replay of the conference call will be available on the investor relations section of Suntech Power's website or by dialing +1 617 801 6888 (passcode:
10412557).

ABOUT SUNTECH

Suntech Power Holdings Co., Ltd. is a leading global solar energy company as measured by both production output and capacity of solar cells and modules. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech's majority-owned subsidiary, MSK Corporation is one of Japan's largest PV manufacturers and one of the top-ranked companies in the building-integrated photovoltaics (BIPV) space. Suntech's customers are located in various markets worldwide, including key markets throughout Europe, Japan, China and the United States. For more information, please visit http://www.suntech-power.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Suntech's strategic and operational plans, contain forward-looking statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission which can be found on Suntech's website at http://www.suntech-power.com. Suntech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT NON-GAAP FINANCIAL MEASURES

To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation and the purchase price allocation effect related to the MSK Corporation acquisition. Management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Suntech's core business across different reporting periods on a consistent basis, independently of stock-based compensation expenses and the purchase price allocation effect related to the MSK acquisition. Thus, the non-GAAP financial measures provide investors with another method for assessing Suntech's operating results in a manner that is focused on the performance of its ongoing operations. Management also uses these non-GAAP measures internally to make an apples-to-apples comparison of the business and financial performances of current and historical results, for strategic decision making, forecasting future results and evaluating the Company's current performance. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.

CONTACTS

FOR INVESTOR AND MEDIA INQUIRES, PLEASE CONTACT:

In China:
Steven Chan
VP of Business Development
Suntech Power Holdings Co., Ltd.
Tel:   +86-510-8531-8910
Email: ir@suntech-power.com

Rory Macpherson
Senior Associate
Ogilvy Public Relations Worldwide
Tel:   +86-10-8520-6553
Email: rory.macpherson@ogilvy.com

In the United States:
Thomas Smith
Senior Vice President
Ogilvy Public Relations Worldwide
Tel:   +1-212-880-5269
Email: thomas.smith@ogilvypr.com

Note : The quarterly consolidated income statement are unaudited. The summary consolidated balance sheet as of September 30,2006 is derived from Suntech's unaudited consolidated financial statements.The summary consolidated balance sheet data as of December 31,2005 is derived from Suntech's audited consolidated financial statements. The condensed income statement of reportable segments is also unaudited.

                        SUNTECH POWER HOLDINGS CO., LTD.
                          CONSOLIDATED BALANCE SHEETS
                                   (IN $'000)

                                                                 Suntech Group Consolidated    Suntech Group Consolidated
                                                                        December 31,                 September 30,
                                                                            2005                          2006
                                                                 --------------------------    --------------------------
                                                                           (Note)                        (Note)
ASSETS
Current assets:
    Cash and cash equivalents                                              359,324                      314,178
    Restricted cash                                                          7,997                       21,489
    Inventories                                                             40,428                      134,171
    Accounts receivable                                                      1,660                       44,781
    Other receivables                                                        2,408                        3,641
    Value-added tax recoverable                                                339                       12,365
    Advances to suppliers                                                   24,001                       87,471
    Deferred tax assets                                                        322                          350
    Short-term investment                                                        -                        2,937
                                                                           -------                      -------
Total current assets                                                       436,479                      621,383

Property, plant and equipment, net                                          39,718                      103,312
Intangible assets, net                                                       2,923                       80,865
Goodwill                                                                       135                       22,654
Investments in affiliates                                                    1,059                        2,704
Non-current advances to suppliers and other assets                               -                       16,084
Non-current receivables                                                          -                       21,875
Deferred compensation charges to suppliers                                       -                      117,828
Deferred tax assets                                                          1,350                        2,668
                                                                           -------                      -------

TOTAL ASSETS                                                               481,664                      989,373
                                                                           =======                      =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term borrowings, including current portion of
      long-term bank borrowings                                             52,193                      215,223
    Accounts payable                                                         3,522                       17,857
    Other payables                                                           4,770                       14,962
    Payables in  respect of purchase of property, plant
      and equipment                                                            550                        4,153
    Advances from customers                                                  3,059                        4,943
    Accrued payroll and welfare                                              1,408                        2,672
    Government grants                                                        4,107                        4,528
    Amounts due to related parties                                             468                          191
    Income tax payable                                                       1,899                        2,667
    Deferred taxes liability                                                     -                           70
                                                                           -------                      -------
Total current liabilities                                                   71,976                      267,266

Long-term bank borrowings                                                    3,717                       38,505
Accrued warranty costs                                                       2,619                        6,954
Other liabilities                                                                -                       12,472

Deferred tax liability                                                           -                       30,948
                                                                           -------                      -------
Total liabilities                                                           78,312                      356,145

Minority interest                                                            1,429                       22,439

Shareholders' equity:
    Ordinary share of par value $0.01: authorized 465,332,948
      shares; 147,487,707 and 149,529,163 shares issued and
      outstanding as of December 31, 2005 and as of September
      30, 2006, respectively                                                 1,475                        1,495
    Additional paid-in capital                                             364,043                      483,815
    Deferred compensation                                                  (12,716)                           -
    Retained earnings                                                       47,603                      122,187
    Accumulated other comprehensive income                                   1,518                        3,292
                                                                           -------                      -------
Total shareholders' equity                                                 401,923                      610,789

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 481,664                      989,373
                                                                           -------                      -------

                        SUNTECH POWER HOLDINGS CO., LTD.
                        CONSOLIDATED INCOME STATEMENT (*)
              (IN $'000, EXCEPT SHARE, PER SHARE, AND PER ADS DATA)

                                                              Suntech Group          Suntech Group       Suntech Group
                                                              Consolidated            Consolidated       Consolidated
                                                                  2005                   2006                2006
                                                                   Q3                     Q2                  Q3
                                                                 (Note)                 (Note)              (Note)
Net revenues                                                       56,624                128,154             162,969
Total cost of revenues                                             39,728                 92,034             125,742
                                                              -----------            -----------         -----------

Gross profit                                                       16,896                 36,120              37,227

Operating expenses
Selling expenses                                                    1,017                  1,547               2,889
General and administrative expenses                                 4,720                  4,751               7,050
Research and development expenses                                     826                  1,632               2,038
                                                              -----------            -----------         -----------

Income from operations                                             10,333                 28,190              25,250
Interest expenses                                                    (570)                (1,177)             (1,869)
Interest income                                                        25                  3,030               4,119
Other income (expense)                                               (161)                (1,387)              1,707
                                                              -----------            -----------         -----------

Income before income taxes                                          9,627                 28,656              29,207
Tax provision                                                        (859)                (2,153)             (1,617)
                                                              -----------            -----------         -----------

Net income after taxes before minority interest
 and equity in earnings of affiliates                               8,768                 26,503              27,590
Minority interest                                                      (5)                   (30)                301
Equity in (loss) earnings of affiliates                              (103)                    63                 838
                                                              -----------            -----------         -----------

Net income                                                          8,660                 26,536              28,729
Deemed dividend on Series A redeemable
 convertible preferred share                                         (972)                     -                   -
                                                              -----------            -----------         -----------

Net income attributable to holders of
 ordinary shares                                                    7,688                 26,536              28,729
                                                              ===========            ===========         ===========

Net income per share and per ADS:
- Basic                                                             0.085                  0.179               0.194
- Diluted                                                           0.067                  0.170               0.185

Shares used in computation:
- Basic                                                        90,000,000            148,240,382         148,324,230
- Diluted                                                     128,342,026            156,012,742         154,930,224

(*) Purchase price allocation is preliminary and will be finalized by the end of this year.

                        SUNTECH POWER HOLDINGS CO., LTD.

             CONSDENSED INCOME STATEMENT OF REPORTABLE SEGMENTS (*)
                                   (IN $'000)

                                                                     MSK Corporation
                                                                   Excluding Effect of
                                        Suntech Group Excluding       Purchase Price    Effect of Purchase Price    Suntech Group
                                            MSK Corporation             Allocation             Allocation           Consolidated
                                                  2006                     2006                   2006                  2006
                                                   Q3                       Q3                     Q3                    Q3
                                                 (Note)                   (Note)                 (Note)                (Note)
Net revenues                                    148,482                   14,488                      -               162,970
Total cost of revenues                          110,194                   15,091                    458               125,743

Gross profit                                     38,288                     (603)                  (458)               37,227

Operating expenses
Selling expenses                                  2,509                      380                      -                 2,889
General and administrative expenses               5,689                      807                    554                 7,050
Research and development expenses                 2,004                       34                      -                 2,038
                                                -------                   ------                -------               -------
Income from operations                           28,086                   (1,824)                (1,012)               25,250

Interest expenses                                (1,330)                    (508)                   (31)               (1,869)
Interest income                                   4,055                       64                      -                 4,119
Other income (expense)                              140                    1,494                     73                 1,707
                                                -------                   ------                -------               -------

Income before income taxes                       30,951                     (774)                  (970)               29,207
Tax provision                                    (2,029)                     (13)                   425                (1,617)
                                                -------                   ------                -------               -------

Net income after taxes before minority
interest and equity in earnings of
affiliates                                       28,922                     (787)                  (545)               27,590
Minority interest                                    40                      261                      -                   301
Equity in (loss) earnings of affiliates             838                        -                      -                   838
                                                -------                   ------                -------               -------

Net income                                       29,800                     (526)                  (545)               28,729
                                                =======                   ======                =======               =======


        RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE
                      NEAREST COMPARABLE GAAP MEASURES (*)
   (IN $ MILLIONS, EXCEPT MARGIN DATA, PER SHARE AND PER ADS DATA, UNAUDITED)

                                                             Three months ended September 30, 2005
                                                       Suntech Group   Share-based   Effect of Purchase  Suntech Group Non-
                                                       GAAP Results    Compensation   Price Allocation      GAAP Results
Gross profit                                               16.9            0.4               -                 17.3
Gross margin                                               29.8%                                               30.6%

Income from operations                                     10.4            3.7               -                 14.1
Income from operations margin                              18.2%                                               24.8%

Net income attributable to holders of ordinary shares       8.7            3.7               -                 12.4
Net income margin                                          15.3%                                               21.9%

Net income per share and per ADS
-Basic                                                     0.09                                                0.13
-Diluted                                                   0.07                                                0.10

                                                               Three months ended June 30, 2006
                                                       Suntech Group   Share-based   Effect of Purchase  Suntech Group Non-
                                                        GAAP Results   Compensation   Price Allocation      GAAP Results
Gross profit                                               36.1            0.5               -                 36.6
Gross margin                                               28.2%                                               28.6%

Income from operations                                     28.2            2.8               -                 31.0
Income from operations margin                              22.0%                                               24.2%

Net income attributable to holders of ordinary shares      26.5            2.8               -                 29.3
Net income margin                                          20.4%                                               22.9%

Net income per share and per ADS
-Basic                                                     0.18                                                0.20
-Diluted                                                   0.17                                                0.19

                                        Three months ended September 30, 2006                                        Suntech Group
                                   Suntech Group  Share-based   Effect of Purchase   Suntech Group                   Excluding MSK
                                    GAAP Results  Compensation   Price Allocation    Non-GAAP Results  MSK Results  Non-GAAP Results
Gross profit                           37.2            0.3              0.5                 38.0           0.6            38.6
Gross margin                           22.8%                                                23.3%                         26.0%

Income from operations                 25.3            3.5              1.0                 29.8           1.8            31.6
Income from operations margin          15.5%                                                18.3%                         21.3%

Net income attributable to
holders of ordinary shares             28.7            3.5              0.6                 32.8           0.5            33.3
Net income margin                      17.6%                                                20.1%                         22.4%

Net income per share and per ADS
-Basic                                 0.19                                                 0.22                          0.22
-Diluted                               0.19                                                 0.21                          0.22

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(*) The adjustment is for share-based compensation and amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation.


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